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Exhibit 21--Subsidiaries


SUBSIDIARIES OF THE REGISTRANT


Carroll County Bank and Trust Company is a wholly owned subsidiary of Mason-Dixon Bancshares, Inc.


Mason-Dixon Merger Sub, Inc. is a wholly owned subsidiary of Mason-Dixon Bancshares, Inc.